CoCensys, Inc
                              213 Technology Drive
                                Irvine, CA 92618


                                                                 October 1, 1999

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: CoCensys, Inc. - Application to Withdraw Registration Statement on Form S-3, as Amended (File No. 333-75695)

Ladies and Gentlemen:

        On behalf of CoCensys, Inc. (the "Company"), pursuant to Rule 477 under the Securities Act of 1933, we hereby apply to withdraw the Company's Registration Statement on Form S-3 (File No. 333-75695) filed with the Securities and Exchange Commission on July 12, 1999, as amended (the "Registration Statement"). The reason for withdrawing the Registration Statement is that the selling stockholders thereunder no longer beneficially own the securities covered by the Registration Statement. The Company has not offered or sold any securities covered by the Registration Statement.

        If you have any questions regarding this matter, please call Frank S. Vellucci or Anthony M. Roncalli of Chadbourne & Parke LLP, the Company's counsel, at (212) 408-5100.

                                       Very truly yours,
                                       COCENSYS, INC

                                       By: /s/ Stuart D. Baker
                                           -------------------------------------
                                           Stuart D. Baker
                                           Vice President